FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of NOVEMBER, 2002

BUFFALO DIAMONDS LTD. (File #: 0-30150)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Notice of Special Meeting, Dated November 1, 2002

2.

News Release Dated November 6, 2002,

3.

Letter to Shareholders Dated November 6, 2002,

4.

Information Circular and Proxy Material in Connection with Special Meeting,

5.

Interim Financial Statements for the Period Ended September 30, 2002.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

BUFFALO DIAMONDS LTD.

(Registrant)

Date: December 3, 2002

By:

“James G. Stewart”

Its:

Secretary

(Title)

December 3, 2002

SECURITIES AND EXCHANGE COMMISSION

       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Buffalo Diamonds Ltd. – (File #0-30150)

Form 6-K

On behalf of Buffalo Diamonds Ltd., a corporation under the laws of Alberta, Canada, we enclose for filing, on EDGAR one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

BUFFALO DIAMONDS LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Keith Engl, Gowling Lafluer Henderson (Calgary)

Rod McKeen/Jane Anderson, Gowling Lafluer Henderson (Vancouver)

BUFFALO DIAMONDS LTD.	Suite 2000, 1055 West Hastings Street Vancouver, B. C., Canada V6E 2E9 Phone: 604-331-8772 Fax: 604-331-8773

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 12, 2002

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that a Special Meeting (the "Meeting") of the holders of the common shares ("Common Shares") of Buffalo Diamonds Ltd. (the "Corporation" or "Buffalo") will be held at the offices of Buffalo Diamonds Ltd., located at Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9, on December 12, 2002, at 10:00 a.m. (Vancouver time) for the following purposes:

1.

To consider and, if thought fit, to pass a special resolution consolidating:

(i)

all of the Corporation's issued and outstanding common shares without par value from 21,869,294 common shares issued and outstanding, into 2,186,929 common shares issued and outstanding, every ten (10) common shares without par value being consolidated into one (1) common share without par value;

(ii)

no fractional common shares of the Corporation shall be issued in connection with the consolidation and in the event that the resultant number of shares held by any shareholder is not a whole number, then the number of common shares to be received by shareholders shall be rounded  down to the nearest whole number of common shares;

and altering the Corporation's Articles accordingly, as more fully set out in the information circular accompanying this notice.

2.

To consider and, if thought fit, to pass a special resolution changing the name of the Corporation from Buffalo Diamonds Ltd. to Barossa Resources Ltd., or to such other new name as decided upon by the directors of the Corporation and acceptable to the Alberta Registrar of Corporations and the TSX Venture Exchange, and altering the Corporation's Articles accordingly;

3.

To grant the directors discretion to enter into future financing arrangements, as more particularly set out in the information circular.

4.

To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, or other appropriate form of proxy in accordance with the instructions set forth in the accompanying Information Circular.  An Instrument of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Stock Transfer Services Division, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, not less than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) before the time of the Meeting, or any adjournment thereof, or unless it is delivered to the Chairman of the Meeting at the Meeting, or any adjournment thereof.  A person appointed as proxy need not be a Shareholder of the Corporation.

Only holders of Common Shares of record as of the close of business on November 1, 2002, are entitled to receive notice of the Meeting.

DATED at Vancouver, British Columbia, this 1st day of November, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Douglas Turnbull"

Douglas Turnbull, President and  Chief Executive Officer

BUFFALO DIAMONDS LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

November 6, 2002

                                                          Trading Symbol: TSXVenture - YBU.U

NEWS RELEASE

Buffalo Diamonds Ltd. (“Buffalo”) is pleased to report that Douglas Turnbull has been appointed as its President.  Mr. Turnbull is a consulting geologist who was formerly Buffalo’s Vice President of Exploration.

Buffalo is also pleased to report that it has entered into an agreement whereby it has an option to acquire a 100% interest in a highly prospective gold/silver-bearing VMS property located in northern B.C.  In order to exercise its option, Buffalo must pay $50,000 cash (with $5,000 payable on TSX Venture Exchange approval, $10,000 by the first anniversary of the approval date, $15,000 by the second anniversary of the approval date and $20,000 by the third anniversary of the approval date), issue 200,000 common shares of Buffalo (50,000 on TSX Venture Exchange approval and 50,000 on each of the next three anniversaries of the approval date) and incur property expenditures of not less than $1,000,000 by the fourth anniversary of TSX Venture Exchange approval (with$75,000 to be incurred by the first anniversary of the approval date, an aggregate of $250,000 by the second anniversary of the approval date and an aggregate of $500,000 by the third anniversary of the approval date).  The agreement is subject to regulatory approval and the completion of Buffalo’s proposed share consolidation discussed below.

Buffalo has convened a special general meeting of its shareholders to be held on December 12, 2002 to seek approval to consolidate its share capital on a one for ten basis.  In order to successfully pursue the acquisition of this property, Buffalo will require additional financing.  If such funds are not available or cannot be obtained, Buffalo will be forced to abandon its option.  As the market price of Buffalo’s common shares is well below the minimum price of C$0.10 at which Buffalo is permitted to sell shares to raise the necessary funds, Buffalo believes that it is necessary to undertake  a consolidation of its share capital in order to permit it to seek additional financing.

On behalf of the Board of Directors of

BUFFALO DIAMONDS LTD.

“Signed Douglas Turnbull”

Douglas Turnbull,

President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

BUFFALO DIAMONDS LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

November 6, 2002

LETTER TO SHAREHOLDERS

Since the date of the Company's Information Circular enclosed with this letter, the Company has entered into an agreement whereby it has an option to acquire a 100% interest in a highly prospective gold/silver property located in northwest B.C.  In order to exercise its option, the Company must pay $50,000 cash, issue 200,000 common shares and incur property expenditures of not less than $1,000,000 over four years.    The agreement is subject to regulatory approval and the completion of the Company's proposed share consolidation.

In order to successfully pursue the acquisition of this property, the Company will require additional financing during the upcoming fiscal year.  If such funds are not available or cannot be obtained, the Corporation will be forced to abandon its option.  As the market price of the common shares of the Company is well below the minimum price of CAD $0.10 at which it is permitted to sell shares to raise the necessary funds and in light of the condition that the share consolidation be completed in order to proceed with this acquisition, the directors of the Company strongly recommend that the Company's shareholders support the proposed consolidation.

On behalf of the Board of Directors, I would like to take this opportunity to thank all of the Company's shareholders for their continued support and I look forward to the year ahead.

BY ORDER OF THE BOARD OF DIRECTORS OF

BUFFALO DIAMONDS LTD.

"Douglas Turnbull"

Douglas Turnbull

President

BUFFALO DIAMONDS LTD.	Suite 2000, 1055 West Hastings Street Vancouver, B.C., Canada V6E 2E9 Phone: 604-331-8772 Fax: 604-331-8773

SPECIAL MEETING

OF SHAREHOLDERS TO BE HELD ON DECEMBER 12, 2002

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Buffalo Diamonds Ltd. (the "Corporation" or "Buffalo") for use at the Special Meeting (the "Meeting") of the Shareholders of the Corporation to be held on December 12, 2002, at the hour of 10:00 o'clock in the forenoon, Vancouver time, and at any adjournments thereof for the purposes set out in the accompanying Notice of Meeting.  Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by directors or officers of the Corporation.  The cost of any such solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

An instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized.

The persons named in the Instrument of Proxy accompanying this Information Circular are officers and directors of the Corporation.  A Shareholder submitting an Instrument of Proxy shall have the right to appoint a person to represent the Shareholder at the Meeting other than the person or persons designated in the Instrument of Proxy furnished by the Corporation.  To exercise this right, the Shareholder must either insert the name of the desired representative in the blank space provided in the Instrument of Proxy and strike out the other names or submit another proper form of proxy.  An Instrument of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada) ("Computershare"), Stock Transfer Services Division, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, not less than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) before the time of the Meeting, or any adjournment thereof.

A person giving a proxy has the power to revoke it.  In addition to revocation in any other manner permitted by law, an Instrument of Proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, by an officer or attorney duly authorized, and delivered to the offices of Computershare Trust Company of Canada, Stock Transfer Services Division, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which such Instrument of Proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deliveries, the Instrument of Proxy shall be revoked.

EXERCISE OF DISCRETION BY PROXY

The persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them.  In the absence of such direction, such shares will be voted in favour of the matters referred to in the accompanying Notice of Meeting.

The enclosed Instrument of Proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As at the date of this Information Circular, management of the Corporation knows of no amendments, variations or other matters to come before the Meeting, other than those matters referred to in the Notice of Meeting.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to a substantial number of shareholders who do not hold their Common Shares in their own name.  Shareholders who do not hold their Common Shares in their own name (referred to in this section as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder's name on the records of the Corporation.  Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities), which company acts as a nominee for many Canadian brokerage firms). Voting Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholder's meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered shareholders.  However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC").  IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC.  IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the Common Shares voted.

THE CORPORATION

Buffalo=s principal office is located at Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9, and its registered office is located at Suite 1400, 700 Second Street S.W., Calgary, Alberta T2P 4V5?.  The Common Shares are listed on the TSX Venture Exchange (the "Exchange"), trading symbol "TSX-YBU.U".  The information given herein is as of November 1, 2002, unless otherwise specified.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of Buffalo currently consists of an unlimited number of Common Shares, without par value. As of November 1, 2002 there were 21,869,294 Common Shares issued and outstanding and 2,958,183 Common Shares reserved for issuance pursuant to stock options and other convertible securities that have been granted.

Common Shares

The Common Shares each carry the right to one vote at all meetings of the shareholders of Buffalo.

The holders of Common Shares are entitled to participate in the profits of Buffalo as the directors may determine from time to time.  In the event of the liquidation, dissolution or winding-up of Buffalo, the holders of Common Shares are entitled to receive the remaining property of Buffalo equally.

VOTING SHARES AND QUORUM

As of November 1, 2002, there were 21,869,294 Common Shares issued and outstanding, each carrying the right to one vote per share. Only Shareholders registered on November 1, 2002 (the "Record Date") are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns the shares, demands not later than ten (10) days before the Meeting that the transferee's name be included in the list of Shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

The By-Laws of the Corporation provide that a quorum of Shareholders shall be constituted if at least two (2) persons holding at least one twentieth (1/20) of shares issued are represented either in person or as the duly appointed nominee or proxy of a shareholder at the Meeting.  A quorum must be present at the opening of the Meeting for transaction of business but does not have to be sustained throughout the Meeting.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and senior officers of Buffalo, as at the date hereof, there are no persons or companies who beneficially own, directly or indirectly, more than ten percent (10%) of the voting rights of the outstanding securities of the Corporation.

As of the date of this Information Circular, the officers and directors of Buffalo, as a group, beneficially owned directly or indirectly (excluding any shares held by spouses) approximately 4.98% of the issued and outstanding Common Shares and options to purchase an aggregate of 563,100 additional Common Shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, the management of the Corporation is not aware of any material interest, direct or indirect, of any director, senior officer of any associate or affiliate of any of the foregoing persons, in any matter to be acted upon.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, the management of the Corporation is not aware of any material interest, direct or indirect, of any insider of the Corporation or any associate or affiliate of any such person in any transaction since the date of incorporation, or in any proposed transaction, that has materially affected or would materially affect the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Corporation's Directors, the only matters to be placed before the Meeting are those set forth in the accompanying Notice of Meeting, i.e.:

1.

SHARE CONSOLIDATION

At June 30, 2002, the Corporation had a working capital deficiency of $131,181.  Based on its working capital deficiency, the Corporation will require additional financing during the upcoming fiscal year.  If such funds are not available or cannot be obtained, the Corporation will be forced to curtail its business activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about the ability of the Corporation to continue as a going concern.

The market price of the common shares of the Corporation is well below the minimum price of CAD $0.10 at which the Corporation is permitted to sell shares to raise the funds necessary for the Corporation's continued operations.  As a result, the Directors of the Corporation believe that it is necessary to undertake a consolidation of the Corporation's issued and outstanding common shares in order to permit the Corporation to seek additional financing in accordance with the policies of the Exchange.

According the policies of the Exchange, the Corporation is required to seek shareholder approval and Exchange acceptance of any proposed share consolidation.  Shareholders will therefore be asked at the Meeting to pass a special resolution consolidating all of the Corporation's issued and outstanding common shares without par value on a one (1) for ten (10) basis as follows:

ARESOLVED as a special resolution that:

(i)

all of the Corporation's issued and outstanding common shares without par value be consolidated from 21,869,294 common shares issued and outstanding into 2,186,929 common shares issued and outstanding, every ten (10) common shares without par value being consolidated into one (1) common share without par value;

(ii)

no fractional common shares of the Corporation shall be issued in connection with the consolidation and, in the event that the resultant number of shares held by any shareholder is not a whole number, then the number of common shares to be received by shareholders shall be rounded  down to the nearest whole number of common shares;

and the Corporation's Articles be altered to the form attached hereto and marked as Schedule "A" and any director of the Corporation is authorized to execute and file Articles of Amendment with the Alberta Registrar of Corporations along with all other documents and further acts that may be necessary to effect the amendment.

The Board of Directors recommends a vote FOR the Share Consolidation Resolution.

2.

CHANGE OF NAME

As part of the consolidation of the Corporation's issued and outstanding share capital, the regulatory authorities require that a change of name be effected.  Shareholders will be asked to approve a special resolution changing the name of the Corporation as follows:

ARESOLVED as a special resolution:

that the name of the Corporation be changed from Buffalo Diamonds Ltd. to Barossa Resources Ltd., or to such other new name as decided upon by the directors of the Corporation and acceptable to the Alberta Registrar of Corporations and the Exchange, and the  Corporation's Articles be altered to the  form attached hereto and marked as Schedule "A", and that any director or officer of the Corporation is authorized to execute and file Articles of Amendment with the Alberta Registrar of Corporations along with all other documents and further acts that may be necessary to effect the amendment.

The Board of Directors recommends a vote FOR the Change of Name Resolution.

3.

FUTURE FINANCINGS

To carry out its business plan, the Corporation may need to undertake equity and debt financings.  These equity and debt financings may be carried out privately or through one or more brokerage firms.  The equity placed might be common shares, warrants, convertible debentures or notes, special warrants or some other form of security, or some combination thereof.  The debt could be secured or unsecured, long term or short term and might be convertible into equity.  Whatever form of financing is undertaken, it will be subject to the rules and policies of the Exchange.

The policies of the Exchange require shareholder approval where the issuance of shares pursuant to a private placement together with listed shares issued on conversion of a warrant or convertible security will result in, or is part of a transaction involving a Change in Control or change in absolute control (>50%) of the Corporation.  A "Change of Control" includes situations where after giving effect to the contemplated transaction and as a result of such transaction:

(a)

any one person holds a sufficient number of voting shares of the Corporation to affect materially the control of the Corporation, or

(b)

any combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold in total a sufficient number of the voting shares of the Corporation to affect materially the control of the Corporation, and in the absence of evidence to the contrary, any person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting shares of the Corporation is deemed to materially affect the control of the Corporation.

The shareholder approval may be by ordinary resolution at a general meeting.  The regulatory requirements affecting the matters proposed for approval at the Meeting require shareholder approval by 'ordinary resolution'.  The following is an explanation of what this term means and how it will apply to the voting which will occur at the Meeting:

ORDINARY RESOLUTION:

An ordinary resolution is one approved by a simple majority of the votes actually cast.  All shareholders are entitled to vote.

4.

OTHER BUSINESS

Management of the Corporation has no knowledge, as at the date hereof, of any business other than that mentioned in the Notice of Meeting, to be presented for action by the Corporation at the Meeting.  However, the Form of Proxy solicited hereunder confers upon the proxy holder the discretionary right to exercise the powers conferred thereunder upon any other matters and proposals that may properly come before the Meeting, or any adjournment or adjournments thereof.

Dated:    November 1, 2002

CERTIFICATE OF THE CORPORATION

The foregoing contains no untrue statement of a material fact (as defined in the Securities Act (Alberta) ) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

"Douglas Turnbull"	"James Stewart"
Douglas Turnbull President & Chief Executive Officer	James G. Stewart Chief Financial Officer

SCHEDULE "A"

Articles of Amendment

Business Corporations Act

Section 27 or 171

Name of Corporation

2.

Corporate Access Number

BUFFALO DIAMONDS LTD.	208093609

1.

Items number 1 & 2 of the Articles of the above named corporation are amended in accordance with Section 173 of the Business Corporations Act.

(a)

The name of the Corporation is changed to:

BAROSSA RESOURCES LTD.

(b)

All of the Corporation's issued and outstanding common shares without par value be consolidated from 21,869,294 common shares issued and outstanding into 2,186,929 common shares issued and outstanding, every ten (10) common shares without par value being consolidated into one (1) common share without par value.

(c)

No fractional common shares of the Corporation shall be issued in connection with the consolidation and, in the event that the resultant number of shares held by any shareholder is not a whole number, then the number of common shares to be received by shareholders shall be rounded down to the nearest whole number of common shares.

Authorized Signature (for societies and non-profit companies only)	Name of Person Authorizing (please print)	Date
Identification (not applicable for societies and non-profit companies)	Title (please print)

This information is being collected for the purpose of corporate registry records in accordance with the Business Corporations Act.  Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for Alberta Registries, Research and Program Support, Box 3140, Edmonton, Alberta T5J 2G7, (780) 427-7013.

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:	X	Schedule A
	X	Schedule B and C
ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Buffalo Diamonds Ltd.	September 30, 2002	2002/11/27
Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.
2000 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9	(604) 331-8773	(604) 331-8772
Contact Person James G. Stewart	Contact’s Position Secretary	Contact’s Telephone No. (604) 331-8772
Contact Email Address Jstewart@mine-tech.com	Web Site Address www.buffalodiamonds.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature “Doug Turnbull”	Print Full Name Douglas Turnbull	Date Signed YY/MM/DD 2002/11/27
Director’s Signature “James G. Stewart” l	Print Full Name James G. Stewart	Date Signed YY/MM/DD 2002/11/27

Buffalo Diamonds Ltd.

Suite 2000 – 1055 West Hastings Street

Vancouver,  B.C.  Canada  V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

FINANCIAL STATEMENTS

Nine months ended September 30, 2002

(Unaudited - prepared by Management)

Buffalo Diamonds Ltd.

(an exploration stage company)

Balance Sheets

As at (expressed in Canadian dollars, unaudited)

  September 30,

December 31,

          2002

       2001

ASSETS
Current
Cash and cash equivalents	$11,394	$556
Accounts receivable	11,506	27,202
Prepaid expense	3,857	3,857
	26,757	31,615

Fixed assets	14,768	18,096

Exploration properties and deferred costs	2,973,173	3,036,919
	$3,014,698	$3,086,630

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$166,688	$347,318

Accounts payable to be settled with capital stock	-	81,834

Amounts due to shareholders	6,272	6,272
	172,960	435,424
Shareholders’ Equity:
Capital stock
Authorized
Unlimited common shares without par value
Issued
21,869,294 (December 31, 2001 – 19,050,950) common shares	3,712,344	3,560,697

Deficit	(870,606)	(909,491)
	2,841,738	2,651,206
	$3,014,698	$3,086,630

Going Concern (note 1)

Approved by the Directors

          “Douglas Turnbull”                        Director

                  ”James G. Stewart                    Director

Buffalo Diamonds Ltd.

(an exploration stage company)

Statements of Loss and Deficit

For the periods ended September 30

(expressed in Canadian dollars, unaudited)

	Three Months Ended September 30, 2002	Three Months Ended September 30, 2001	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2001

General and administrative expenses
Aborted financing costs	$ -	$ -	$ -	$ 19,316
Depreciation	1,122	1,514	3,328	4,492
Filing fees	-	-	8,997	5,785
Interest and bank charges	8	246	56	6,784
Office, printing and telephone	507	339	1,808	2,736
Professional fees	114	104	6,200	9,963
Rent	6,000	-	12,000	-
Shareholder information	657	190	2,998	2,532
Transfer fees	1,485	661	4,470	2,972
Travel and promotion	-	565	-	1,062
Wages	-	-	-	-
	9,893	3,619	39,857	55,642

Other
Gain on settlement of accounts Payable	-	-	78,717	-
Interest income	21	14	25	50
	21	14	78,742	50

Net (loss) income for the period	(9,872)	(3,605)	38,885	(55,592)

Deficit – Beginning of period	(860,734)	(892,929)	(909,491)	(840,942)

Deficit – End of period	$ (870,606)	$ (896,534)	$ (870,606)	$ (896,534)

Net (loss) income per share	$ (0.00)	$ (0.00)	$ 0.00	$ (0.00)

Buffalo Diamonds Ltd.

(an exploration stage company)

Statements of Cash Flows

For the periods ended September 30

(expressed in Canadian dollars, unaudited)

	Three Months Ended September 30, 2002	Three Months Ended September 30, 2001	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2001

Cash flows from operating activities:

Net (loss) income for the period	$ (9,872)	$ (3,605)	$ 38,885	$ (55,592)
Items not affecting cash
Depreciation	1,122	1,514	3,328	4,492
Gain on settlement of accounts payable	-	-	(78,717)	-
	(8,750)	(2,091)	(36,504)	(51,100)

Change in non-cash working capital items relating to operating activities
Net decrease (increase) in accounts receivable	840	(62)	6,196	(4,974)
Net increase (decrease) in accounts payable and accrued liabilities	7,119	(3,056)	(56,858)	54,944
	7,959	(3,118)	(50,662)	49,970
	(791)	(5,209)	(87,166)	(1,130)

Cash flows from financing activity:

Proceeds from issuance of capital stock	-	-	99,600	-

Cash flows from investing activity:

Expenditures on exploration properties	(93)	-	(1,596)	-

(Decrease) increase in cash and cash equivalents	(884)	(5,209)	10,838	(1,130)

Cash and cash equivalents – Beginning of period	12,278	6,003	556	1,924

Cash and cash equivalents – End of period	$ 11,394	$ 794	$ 11,394	$ 794

Buffalo Diamonds Ltd.

(an exploration stage company)

Notes to Interim Unaudited Financial Statements

For the nine months ended September 30, 2002

1.

Going Concern

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations.  The recoverability of the amounts shown for exploration properties and deferred cost are dependent upon several factors.  These include the discovery of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete development of these properties, and future profitable production or proceeds from the disposition of the mineral properties.  The amounts shown as mineral properties and deferred exploration costs represent net costs to date, and do not necessarily represent present or future values.

At September 30, 2002, the Company has a working capital deficiency of $139,931 and without a source of additional funding is unable to meet its obligations as they fall due.  The Company has settled some of its debt with shares of the Company; however, the Company still has a significant working capital deficiency and, accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  The Company has entered into an agreement with a senior diamond company to explore, at its own cost, and earn an interest in the Company’s exploration properties in Alberta.  In addition, management is actively pursuing additional funds by way of private placement to meet its reduced level of general and administrative expenditures.  While the Company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future.

These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

Interim Unaudited Financial Statements

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the financial statements for the year ended December 31, 2001.

3.

Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company, except as described below.

Effective January 1, 2002 the Company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants (“CICA”) for accounting for stock-based compensation.

Stock-based compensation on options granted to non-employees is recorded as an expense in the period the options are vested, based on the fair value estimated using the Black-Scholes Option Pricing Model.

Buffalo Diamonds Ltd.

(an exploration stage company)

Notes to Interim Unaudited Financial Statements

For the nine months ended September 30, 2002

The Company has elected to follow the intrinsic value method of accounting for share options granted to employees and directors, whereby no compensation expense is recognized when stock or stock options are granted.  Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.  However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value method, is disclosed as pro-forma information.

4.

Exploration properties and deferred costs

	Calling Lake and Varlaam, Alberta	Chain Lakes, Alberta	TOTALS

Balance, December 31, 2001	$2,457,565	$579,354	$3,036,919

Consulting	6,161	-	6,161
Other	93	-	93
BHP payment to Apex	(70,000)	-	(70,000)
Balance, September 30, 2002	$2,393,819	$579,354	$2,973,173

In February 2002, the Company and New Claymore granted to BHP an option to acquire up to a 70% interest in their Calling Lake and Varlaam diamond properties in Alberta.  In order to acquire a 51% interest in the properties, BHP must spend $600,000 on exploration of the properties by August 31, 2003.  BHP can earn a further 9% interest by incurring expenditures required to complete a bulk sampling program of not less than 50 tonnes of kimberlite or other diamond bearing host rock type located within the properties by August 31, 2006.  BHP can earn a further 10% by completing a feasibility study on any kimberlite body or other diamond bearing host rock located within the  properties by August 31, 2011.  The Company and New Claymore have also agreed that their interest in both properties on exercise or termination of the option will be 65% Buffalo and 35% New Claymore.

5.

Capital Stock

The Company’s authorized share capital consists of unlimited common shares without par value.

	Number of Shares	Amount

Balance, December 31, 2001	19,050,950	$3,560,697
Settlement of accounts payable	818,344	52,047
Private placement	2,000,000	99,600

Balance, September 30, 2002	21,869,294	$3,712,344

Buffalo Diamonds Ltd.

(an exploration stage company)

Notes to Interim Unaudited Financial Statements

For the nine months ended September 30, 2002

a)

On April 15, the Company issued 818,344 shares of the Company valued at $52,047 to settle accounts payable of $81,834.  The issuance resulted in a gain on settlement of accounts payable of $29,788.

b)

On May 10, 2002, the Company closed a non-brokered private placement of 2,000,000 units at a price of $0.05 per unit to generate proceeds of $99,600 net of $400 in share issuance costs.  Each unit consists of one common share and one share purchase warrant entitling the purchase of an additional common share of the Company at a price of $0.10 per share until May 9, 2003.

c)

During the nine months ended September 30, 2002, the Company granted stock options entitling the purchase of up to 300,000 common shares at $0.10 per share up to and including May 10, 2007.

Pursuant to the adoption of the CICA policy of accounting for stock-based compensation, compensation expense on options granted to employees and directors, using the fair value method, is disclosed as follows, as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Method with the following assumptions.

Risk-free interest rate

 3%

Expected dividend yield

    -

Expected stock price volatility

50%

Expected option life in years

    5

The pro-forma effect on net income and net income per share for the period ended September 30, 2002 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method is as follows:

    $

Net income for the period

  Reported

38,885

  Pro-forma

29,653

Basic and diluted net income per share

  Reported

   0.00

  Pro-forma

   0.00

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Buffalo Diamonds Ltd.

(an exploration stage company)

Notes to Interim Unaudited Financial Statements

For the nine months ended September 30, 2002

6.          Related Party Transactions

The Company incurred the following expenses with companies related by way of directors in common.

	2002	2001

Consulting	$ 6,923	$ -
Office and rent	12,000	-

a)

As at September 30, 2002, accounts payable include $94,135 (2001 – $118,062) due to related parties.

b)

During the nine months ended September 30, 2002, the Company settled $20,000 due to a director by the issuance of 200,000 shares valued at $12,720.

7.          Supplemental Cash Flow Information

During the nine months ended September 30, 2002 the Company:

a)

Settled accounts payable of $81,834 by issuing 818,344 shares valued at $52,047 resulting in a gain on settlement of accounts payable of $29,788.

b)

Settled accounts payable of $104,407 resulting in a gain on settlement of accounts payable of $48,929.

c)

Received confirmation from a creditor that BHP had settled accounts payable of $70,000 on the Company’s behalf as part of the arrangement described in note 4.

8.          Segmented Information

The Company operates within a single operating segment, which is mineral exploration in Canada.  All income obtained and expenses incurred are from Canadian sources and all fixed assets are located in Canada.

SCHEDULE B

SUPPLEMENTARY INFORMATION

Buffalo Diamonds Ltd.

DEFERRED RESOURCE PROPERTY EXPENDITURES BREAKDOWN FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

“See notes to interim financial statements”

EXPENDITURES TO NON-ARMS LENGTH PARTIES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

“See notes to interim financial statements”

SECURITIES ISSUED DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2002

“See notes to interim financial statements”

OPTIONS GRANTED DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2002

Date Granted	Number	Type	Name	Exercise Price	Expiry Date
10-May-02	150,000	Director	James Bonyai	$0.10	10-May-07
10-May-02	150,000	Director	Dwayne Lashyn	$0.10	10-May-07

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT SEPTEMBER 30, 2002

			Issued
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	Unlimited	21,869,294	$3,712,344

OPTIONS AND WARRANTS OUTSTANDING AS AT SEPTEMBER 30, 2002

Security	Number or Amount	Exercise or convertible price	Expiry Date
Options	677,500	$0.21	November 9, 2003
Options	280,683	$0.21	December 6, 2004
Options	300,000	$0.10	May 10, 2007
Warrants	2,000,000	$0.10	May 9, 2003

Buffalo Diamonds Ltd.

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS SEPTEMBER 30, 2002

Number of Shares

Escrow	Nil

LIST OF DIRECTORS AS AT NOVEMBER 27, 2002

Douglas Turnbull

Director, President

James G. Stewart

Director, CFO and Secretary

Raymond Haimila

Director

SCHEDULE C

MANAGEMENT DISCUSSIONS

BUFFALO DIAMONDS LTD.

(the "Company")

MANAGEMENT DISCUSSION FOR

THE NINE MONTHS ENDED SEPTEMBER 30, 2002

The Company is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals.  Before, during and after the nine months and the quarter ended September 30, 2002, the Company was primarily engaged in the continued exploration of its Alberta diamond properties.

OPERATIONS AND FINANCIAL CONDITION

At September 30, 2002, the Company had total assets of $3,014,698 as compared with $3,086,630 at December 31, 2001.  This decrease is due primarily to a decrease of accounts receivable and a reduction of deferred exploration costs as a result of the payment of indebtedness of $70,000 by a third party pursuant to a property option agreement.  The Company’s working capital deficit at September 30, 2002 decreased to $139,931 from a working capital deficit of $315,703 at December 31, 2001 due primarily to the sale of share capital and the settlement of indebtedness by the issuance of shares.   The Company's largest cash outflow in the three and nine month periods ended September 30, 2002 was as a result of general and administrative expenses of $9,893 and $39,857, respectively.  During the three and nine month periods ended September 30, 2001, the Company’s largest cash outflow resulted from general and administrative expenses of $3,619 and $55,642, respectively.

During the three and nine month periods ended September 30, 2002, the Company recorded interest income of $21 and $25, respectively and a gain on settlement of accounts payable of $78,717 in the nine month period ended September 30, 2002.  During the three and nine month periods ended September 30, 2001, the Company recorded interest income of $14 and $50, respectively.

General and administrative expenses for the three month period ended September 30, 2002 were $9,893, up from $3,619 for the three month period ended September 30, 2001 due principally to the payment or accrual of rent by the Company.  The largest expense item for the three month period ended September 30, 2002 was rent of $6,000.  During the three month period ended September 30, 2002, the Company incurred expenses totalling $6,000 with parties not at arm’s length to the Company.  These expenses were comprised of rent of $6,000 paid to or accrued with a company with directors in common.  The net loss for the three month period ended September 30, 2002 was $9,872 or $0.00 per share as compared with a net loss for the three month period ended September 30, 2001 of $3,605 or $0.00 per share.

General and administrative expenses for the nine month period ended September 30, 2002 were $39,857, down from $55,642 for the nine month period ended September 30, 2001 due principally to the reduced business activity of the Company.  The largest expense item for the nine month period ended September 30, 2002 was rent of $12,000.  During the nine month period ended September 30, 2002, the Company incurred expenses totalling $18,923 to parties not at arm’s length to the Company.  These expenses were comprised of consulting fees of $6,923 paid to or accrued with a firm controlled by a director of the Company and rent of $12,000 paid to or accrued with a company with directors in common.  In addition, the Company settled $20,000 due to a director by the issuance of 200,000 shares valued at $12,720.  The net income for the nine month period ended September 30, 2002 was $38,885 or $0.00 per share as compared with a net loss for the nine month period ended September 30, 2001 of $55,592, or $0.00 per share.

CAPITAL STOCK

During the three month period ended September 30, 2002, the Company did not issue any securities.  During the nine month period ended September 30, 2002, the Company issued 2,000,000 units at a price of $0.05 per unit to generate proceeds of $100,000.  Each unit consists of one common share and one share purchase warrant entitling the purchase of an additional common share of the Company at a price of $0.10 per share until May 9, 2003.  In addition, during the nine month period ended September 30, 2002, the Company issued 818,344 shares valued at $52,047 to settle accounts payable of $81,834.

LIQUIDITY AND CAPITAL RESOURCES

In management's view, given the nature of the Company’s activities, which consist of the acquisition, exploration, exploration management and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of mineral products or other materials in the last three financial years.

The Company’s mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all, and should this occur, there is substantial doubt about the ability of the Company to continue as a going concern.  In the near term, the Company plans to continue its exploration activities on its currently held properties.  Based on its existing working capital, the Company expects to require additional financing for its currently held properties during the upcoming fiscal year.

Management reviews annually the carrying value of the Company’s interest in each mineral property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision to abandon is made.

While the Company has been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so.  If such funds are not available or cannot be obtained or are insufficient to cover the costs of the Company’s mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company’s liquidity will be substantially determined by the success or failure of its exploration programs on its Alberta diamond properties.

INVESTOR RELATIONS ACTIVITIES

The Company handles investor relations activities internally by assigning various duties to officers, directors and employees.  These duties consist primarily of responding to enquiries from the Company's shareholders and the public, distribution of news and information about the Company and other developments in the resource industry, preparation for and attendance at industry conferences, maintenance of web sites on the Internet, increasing the Company's shareholder base and assisting in raising any capital which the Company might require.